May 21, 2009
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Flow International Corporation Request for Withdrawal of Registration Statement on Form S-4 File No. 333-155588
Ladies and Gentlemen:
Flow International Corporation, a Washington corporation (the “Company”), filed a Registration Statement on Form S-4 (File No. 333-155588) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) on November 21, 2008 and as amended on January 8, 2009. Pursuant to Rule 477 under the Securities Act, the Company requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date of this request for withdrawal. On May 8, 2009, the Company terminated the merger agreement described in the Registration Statement. As a result, the proposed business combination contemplated by the merger agreement and described in the Registration Statement will not occur.
The Registration Statement was not declared effective and the Company confirms that no securities have been issued or sold under the Registration Statement. The Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use pursuant to Rule 457(p) of the Securities Act.
Please contact the undersigned or Robert S. Jaffe at K&L Gates LLP at (206) 370-7591 if you have any questions. Thank you for your assistance with this matter.

Sincerely, FLOW INTERNATIONAL CORPORATION
By:	/s/ John S. Leness
John S. Leness
General Counsel and Corporate Secretary

23500 64th Avenue South, Kent, Washington 98032 USA
tel 253.850.3500 | fax 253.813.3285 | www.flowcorp.com
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